1. Name and Address of Reporting Person
   Batinovich, Robert
   400 South El Camino Real
   San Mateo, CA 94402-1708
2. Issuer Name and Ticker or Trading Symbol
   Glenborough Realty Trust Incorporated (GLB)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/14/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive O
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Preferred Stock                 01/10/2003            J         5361        A   $0.0000    12179 <F2>     I           via
                                                      <F1>                      <F1>                                  Glenborough
                                                                                                                      Partners

Common Stock                    01/10/2003            J         23316       A   $0.0000    52976 <F2>     I           via
                                                      <F1>                      <F1>                                  Glenborough
                                                                                                                      Partners



TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+

OP Units    $0 <F3>  01/10/2         J <F1>    10471        <F4>       <F3>      Common  104714   $0.0000    237914  I       via
                     003                       4                                 Stock            <F1>       <F3>            Glenbor
                                                                                                                             ough
                                                                                                                             Partner
                                                                                                                             s

Explanation of Responses:

<F1>
This increase in securities of the Issuer indirectly owned by the reporting person did not involve a transfer of securities of the Issuer. The reporting is an investor in Glenborough Partners, a partnership which owns securities of the Issuer. The reporting person acquired (from other investors in Glenborough Partners) additional interests in Glenborough Partners, which in turn increased the reporting person's pro rata indirect interest in securities of the Issuer held by Glenborough Partners. Because there was no transfer of securities of the Issuer, no consideration was paid for the acquisition of securities of the Issuer. Within the next twelve months, the reporting person intends to dispose of some of the newly acquired interests in Glenborough Partners. Such disposition will reduce the reporting person's pro rata indirect interest in securities of the Issuer held by Glenborough Partners, and such reduction will be reported on Form 4 as a disposition of securities of the Issuer, even though there will not have been any transfer of interests in securities of the Issuer.
<F2>
Glenborough Partners is a partnership in which the reporting person holds an interest. Represents the reporting person's beneficial interest in securities of the Issuer held or acquired (or disposed of, as the case may be) by Glenborough Partners. No consideration was paid (or received, as the case may be) by the reporting person in connection with such acquisition (or disposition, as the case may be).
<F3>
Represents the reporting person's portion of the shares of common stock of the Issuer that would be acquired by Glenborough Partners (a partnerhip in which the reporting person holds an interest), if Glenborough Partners exercises its option to redeem ("Redemption Rights") certain operating partnership units ("OP Units") in Glenborough Properties, L.P. (the "Operating Partnership"), and the Issuer, as general partner of the Operating Partnership, in turn elects to acquire such OP Units in exchange for shares sof the Issuer's common stock, rather than for cash. The number of shares issued in such case would be equal to the number of OP Units redeemed. Beneficial ownership of Glenborough Partners' OP Units is indirectly attributable to the reporting person by virtue of the reporting person's partnership interest in Glenborough Partners. The Redemption Rights expire on December 31, 2095, the expiration of the term of the Operating Partnership.
<F4>
The OP Units are not convertible or exercisable, but may be redeemed for either cash or, at Issuer's option, in exchange for a number of shares of Issuer's common stock equal to the number of OP Units being redeemed.

SIGNATURE OF REPORTING PERSON
/s/ Robert Batinovich

DATE
01/10/2003